UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   William J. Almon
   10570 Blandor Way
   Los Altos Hills, CA 94024

2. Date of Event Requiring Statement (Month/Day/Year)
   11/09/2001

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Exabyte Corporation
   EXBT

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other
   (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
   11/19/2001

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

<TABLE>
<CAPTION>

Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security	2. Amount of Securities Beneficially Owned	3. Ownership Form: Direct(D) or Indirect(I)	4. Nature of Indirect Beneficial Ownership
<S>	<C>	<C>	<C>
Common	100,000	D	

<CAPTION>

Table II -- Derivative Securitites Beneficially Owned

1.Title of Derivative Security	2.Date Exercisable and Expiration Date(Month/ Day/Year)		3.Title and Amount of Underlying Securities		4. Conversion or exercise price of derivative Security	5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Common (Right to buy)	See Note	11/09/11	Common	20,000	$0.65	D	
Common (Right to buy)	See Note	11/09/11	Common	12,934	$6.19	D	
Series H convertible preferred	11/09/01	N/A	Common	1,000,000	$1.00	D	

</TABLE>

Explanation of Responses:

NOTE 1: Stock Options granted to directors pursuant to the Company's Incentive
         Plan vest as to 2% per month over 50 months;

NOTE 2: Stock Option vests as to 50% immediately and 2% per month thereafter
         over 13 months.

SIGNATURE OF REPORTING PERSON

/s/ William J. Almon

DATE

November 26, 2001
